Goliath Film and Media Holdings

4640 Admiralty Way, Suite 500

Marina del Rey, CA 90292

December 17, 2015

Scott Stringer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Form 10-k for fiscal year April 30, 2015, filed August 13, 2015 and form 10-Q for period ending July 31, 2015, filed September 21, 2015.

Dear Mr. Stringer:

Per your letter dated September 10, 2015 we have filed an amendment to our 10-K for fiscal Year Ended April 30, 2015 that includes certifications required by Item 601(b)(31)(i) of Regulation S-K. Additionally, we will revise our future filing to conform exactly to the certification requirements outlined in Item 601(b)(31)(i) of Regulation S-K. Lastly, we acknowledge the following:

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention. If you should need any further information please do not hesitiate to contact me.

Very truly yours,

Lamont Roberts

Chief Executive Officer

Goliath Film and Media Holdings